Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports 2021 full year record production of 305,859 gold equivalent ounces and issues 2022 annual guidance

Vancouver, January 18, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the fourth quarter and full year 2021 from its four operating mines in the Americas and West Africa: the Lindero Mine in Argentina, the San Jose Mine in Mexico, the Caylloma Mine in Peru, and the Yaramoko Mine in Burkina Faso. For the full year 2021, the Company produced 207,192 ounces of gold and 7,498,701 ounces of silver or 305,859 gold equivalent1 ounces.

2021 Consolidated Production Highlights

•	Gold production of 207,192 ounces; 274 percent increase over 2020
•	Silver production of 7,498,701 ounces; 5 percent increase over 2020
•	Lead production of 32,989,973 pounds; 11 percent increase over 2020
•	Zinc production of 47,549,301 pounds; 4 percent increase over 2020

2022 Consolidated Production Guidance Highlights

•	Gold production of between 244 to 280 thousand ounces; a projected increase of between 16 to 35 percent over 2021
•	Silver production of between 6.2 to 6.9 million ounces; a projected decrease of between 8 to 17 percent over 2021
•	Gold equivalent production of between 326 to 371 thousand ounces; a projected increase of between 7 to 21 percent over 2021

2021 Consolidated Operating Highlights

	Fourth Quarter 2021					Full Year 2021
	Lindero[3], Argentina	San Jose, Mexico	Yaramoko[4], Burkina Faso	Caylloma, Peru	Consolidated	Lindero[3], Argentina	San Jose, Mexico	Yaramoko[4], Burkina Faso	Caylloma, Peru	Consolidated
OPERATIONAL FIGURES
Tonnes milled		262,802	132,188	137,838			1,041,154	258,866	539,779
Average tpd milled		2,920	1,437	1,549			2,964	1,407	1,525
Ore placed on pad (t)	1,457,733					6,453,647
SILVER[2]
Grade (g/t)		219		73			209		76
Recovery (%)		92.82		81.26			91.74		81.56
Production (oz)		1,717,533		262,710	1,980,243		6,425,029		1,073,672	7,498,701
GOLD
Grade (g/t)	1.04	1.27	6.99	0.44		0.96	1.29	7.13	0.49
Recovery (%)		92.18	97.75	69.76			91.28	97.79	71.18
Production (oz)	36,072	9,929	28,787	1,374	76,162	104,161	39,406	57,538	6,086	207,192
LEAD
Grade (%)				3.20					3.16
Recovery (%)				86.56					87.73
Production (lbs)				8,419,454	8,419,454				32,989,973	32,989,973
ZINC
Grade (%)				4.25					4.56
Recovery (%)				88.10					87.54
Production (lbs)				11,380,262	11,380,262				47,549,301	47,549,301

Notes:
1.	Gold equivalent production does not include lead or zinc, and is calculated using gold to silver ratio of 1 to 76
2.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
3.	Lindero production includes gold in carbon columns and precipitate/sludge; Yaramoko production includes only doré
4.	Production from the Yaramoko Mine is subsequent to the completion of the business combination with Roxgold Inc. on July 2, 2021
5.	Totals may not add due to rounding

Lindero Mine, Argentina: Record quarterly gold production of 36,072 ounces of gold, 37% over the previous quarter, and a total of 104,161 ounces for the year, in line with guidance

During the fourth quarter, the operation screened 60 positive cases of COVID-19 onsite, with no disruptions to the operations. Travel restrictions to the country were lifted in November which led to an improvement in lead times and onsite technical assistance from foreign vendors.

In the fourth quarter of 2021, a total of 1.46 million tonnes of ore were placed on the leach pad, averaging 1.04 g/t gold containing an estimated 48,900 ounces of gold. Total gold production for the fourth quarter was 36,072 ounces.

Gold production for 2021 totaled 104,161 ounces, comprised of 99,313 ounces in doré, 730 ounces of gold contained in precipitate/sludge and 4,118 ounces of gold-in-carbon (GIC) inventory, in the upper range of the production guidance (refer to Fortuna news release dated July 19, 2021).

2021 Operating Highlights

Mine production for the quarter performed according to management’s expectations. A total of 2,601,678 tonnes of ore were mined in the fourth quarter, at a strip ratio of 0.77:1. Total mine production for the year accounted for 8,493,508 tonnes of ore, at a strip ratio of 0.82:1, in line with plan.

All processing areas performed according to plan:

•	A total of 1,444,260 tonnes of ore were crushed and placed on the leach pad via conveyor stacking during the fourth quarter, a 17 percent increase over the previous quarter
•	Conveyor stacking performance averaged 16,228 tonnes per day during the fourth quarter, an increase of 21 percent over the previous quarter; including 31 days of conveyor stacking throughput of over 18,750 tonnes per day
•	SART plant reached full design capacity of 393 cubic meters per hour in December 2021, in line with plan
•	The expansion of carbon columns at the ADR plant was successfully commissioned in the fourth quarter of 2021 and is performing according to plan

Reconciliation of tonnes, head grade and gold ounces mined as ore demonstrated a good correlation with the reserve model throughout 2021, with differences for all parameters of less than 6 percent for the year.

The metallurgical balance indicates that overall actual gold recovery from the heap is performing in line with expected theoretical recoveries, supported by ongoing 2.5-meter-tall column test works and is according to the granulometric composition and metallurgical types of ore placed on the leach pad to date.

	Fourth Quarter 2021	Third Quarter 2021	Second Quarter 2021	First Quarter 2021
Ore mined[1] (kt)	2,602	2,466	1,817	1,610
Waste mined[1] (kt)	2,010	2,114	1,638	1,220
Total mined[1] (kt)	4,612	4,581	3,455	2,830
Strip ratio (waste to ore)	0.77	0.86	0.90	0.76
Ore placed on leach pad[1] – conveyors (kt)	1,444	1,236	675	404
Ore placed on pad[1] – trucks (kt)	13	152	802	1,728
Ore placed grade[1] (g/t)	1.04	1.10	0.95	0.82
Gold placed on pad[1] (oz)	48,900	49,247	44,889	56,330
GIC inventory (oz)	4,118	4,483	2,565	1,770
Change in GIC inventory[2] (oz)	-365	1,918	794	1,770
Gold in precipitated/sludge (oz)	730
Doré poured (oz)	35,707	24,318	18,726	20,562
Gold produced (oz)	36,072	26,235	19,521	22,332

Notes:
1.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes; tonnes are reported to the nearest thousand
2.	Quarter-on-quarter change in GIC inventory

Quality Assurance & Quality Control

Grade control estimates at Lindero are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

San Jose Mine, Mexico: Solid production performance and stronger fourth quarter in line with full-year production guidance

The San Jose Mine produced 1,717,533 ounces of silver and 9,929 ounces of gold in the fourth quarter of 2021, with average head grades for silver and gold of 219 g/t and 1.27 g/t, respectively.

Silver and gold production for 2021 totaled 6,425,029 ounces of silver and 39,406 ounces of gold, respectively. Average head grades for silver and gold for the year were 209 g/t and 1.29 g/t, respectively.

Yaramoko Mine, Burkina Faso: Second semester production slightly below guidance due to grade delay in the fourth quarter

The Yaramoko Mine produced 28,787 ounces of gold in the fourth quarter of 2021 with an average gold head grade of 6.99 g/t.

Gold production for the second semester of 2021 totaled 57,538 ounces of gold with an average gold head grade of 7.13 g/t; 7 percent below guidance for the period. This production shortfall was due to lower than planned mill feed grade in the fourth quarter of 2021, caused by the delay in mining several high-grade stopes and some localized grade variability at the 55 Zone. The unmined stopes will be resequenced into the mine plan in the first quarter of 2022.

Caylloma Mine, Peru: Outperformer producing 6,086 ounces of by-product gold, a 22% increase over upper production guidance range

Silver production in the fourth quarter of 2021 was 262,710 ounces with an average silver head grade of 73 g/t. Full 2021-year production totaled 1,073,672 ounces, an increase of 11 percent over 2020, with an average head grade of 76 g/t.

Gold production was 1,374 ounces in the fourth quarter with average gold head grade of 0.44 g/t. Gold production for 2021 totaled 6,086 ounces, an increase of 48 percent over 2020, with an average head grade of 0.49 g/t.

Lead and zinc production for the fourth quarter of 2021 was 8,419,454 pounds and 11,380,262 pounds with average head grades for lead and zinc of 3.20% and 4.25%, respectively. Base metal production for the full year of 2021 totaled 47,549,301 pounds of zinc, an increase of 4 percent over 2020, and 32,989,973 pounds of lead, an increase of 11 percent over 2020. Average head grades for lead and zinc for the year were 3.16% and 4.56%, respectively.

2022 Consolidated Production and Cost Guidance

The Company’s production and cost guidance set out below for 2022 assumes that operations will continue during the year without any major interruptions related to COVID-19. Health protocols for control, isolation and quarantine are in place at each of our mine sites, and these are revised and modified based on the circumstances at each location.

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost[1,2,3]	AISC[1,2,4,5]
SILVER					(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	5.2 - 5.8	32 - 36	-	-	67.5 - 74.6	13.7 - 16.1
Caylloma, Peru	1.0 - 1.1	1.8 - 2.0	29 - 32	41 - 45	86.6 - 95.7	17.8 - 21.1
GOLD					(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	-	115 - 127	-	-	567 - 714	900 - 1,100
Yaramoko, Burkina Faso	-	95 - 115	-	-	760 - 1,006	1,300 - 1,650
CONSOLIDATED TOTAL	6.2 - 6.9	244 - 280	29 - 32	41 - 45

Notes:

1.	Cash Cost and all-in sustaining cost (AISC) are non-GAAP financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to "Non-IFRS Financial Measures" in the Company’s 2021 management discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2021 dated November 10, 2021 (“Q3 MD&A 2021”), which is available under Fortuna's SEDAR profile, and the note under “Non-IFRS Financial Measures” below.

2.	The following table provides the cash costs and AISC for the four operating mines for the nine months ended September 30, 2021 as follows:

Mine	Cash Cost(a)	AISC(a),(b),(c)
SILVER	(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	74.22	14.13
Caylloma, Peru	85.17	18.17
GOLD	(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	635	1,182
Yaramoko, Burkina Faso	720	1,188

(a)	Cash Cost and AISC are non-GAAP financial measures. Refer to Non-IFRS Financial Measures
(b)	Presented on a cash basis
(c)	Silver equivalent was calculated using the realized prices for gold (US$1,783 per ounce), silver (US$25.80 per ounce), lead US$0.98 per pound) and zinc (US$1.31 per pound) for the nine months ended September 30, 2021
(d)	Further details on the cash costs and AISC for the nine months ended September 30, 2021 are disclosed on pages 21, 23 and 24 (with respect to cash costs) and pages 22, 24 and 25 (with respect to AISC) of the Q3 MD&A 2021 which is available under Fortuna's SEDAR profile at www.sedar.com and is incorporated by reference into this news release, and the note under “Non-GAAP Financial Measures” below
(e)	The estimated increase in all in sustaining costs at Yaramoko for 2022 are due to decreased estimated gold ounce production coupled with increased operating and capital costs as mining moves to the deeper regions of the underground mine

3.	The most comparable financial measure to cash costs is cost of sales. Please see the condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 and pages 21, 23 and 24 of the Q3 MD&A 2021 for a reconciliation.

4.	AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker’s participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,700/oz Au, US$22/oz Ag, US$2,100/t Pb, and US$2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.

5.	The most comparable financial measure to AISC is cost of sales. Please see the condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 and pages 22, 24 and 25 of the Q3 MD&A 2021 for a reconciliation.

6.	Totals may not add due to rounding.

2022 Guidance Outlook

Lindero Mine, Argentina

The Lindero Mine is expected to place 6.2 million tonnes of ore on the leach pad averaging 0.80 g/t Au, containing an estimated 160,000 ounces of gold. Capital investments are estimated at US$26.3 million, including US$17.7 million for sustaining capital, US$7.3 million of capitalized stripping and US$1.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Engineering and procurement for the leach pad expansion (phase 2)	US$4.4 million

•	Mine fleet maintenance and acquisition	US$6.4 million

•	Maintenance of crushing, SART and ADR plants	US$1.8 million

San Jose Mine, Mexico

At the San Jose Mine, the operation plans to process 1.06 million tonnes of ore averaging 176 g/t Ag and 1.09 g/t Au. Silver production and costs reflect the declining grade profile of Mineral Reserves. Capital investment is estimated at US$20.8 million, including US$13.4 million for sustaining capital expenditures and US$7.4 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Underground fleet equipment acquisition	US$3.7 million

•	Underground mine development	US$5.7 million

•	Infill drilling	US$1.3 million

Yaramoko Mine, Burkina Faso

At the Yaramoko Mine, the operation plans to process 516,000 tonnes of ore averaging 6.52 g/t Au. Capital investments are estimated at US$48.4 million, including US$45.9 million for sustaining capital expenditures and US$2.5 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development extending depth at the 55 Zone	US$32.6 million
•	Ventilation and refrigeration plant upgrade	US$3.8 million
•	Underground pumping station	US$0.9 million

Caylloma Mine, Peru

At the Caylloma Mine, the operation plans to process 532,000 tonnes of ore averaging 73 g/t Ag, 2.95% Pb, and 4.23% Zn. Capital investments are estimated at US$17.7 million, including US$16.3 million for sustaining capital expenditures and US$1.4 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine underground developments	US$5.7 million

•	Mine backfill system	US$4.3 million

•	Maintenance and energy projects	US$3.5 million

Séguéla Gold Project, Côte d’Ivoire

At the end of 2021, the Séguéla Project is 29 percent complete with critical path items on-track, targeting first gold pour in mid-2023 with ramp up to nameplate capacity in the third quarter of 2023. Critical path activities of “SAG Mill Procurement and Processing Plant EPC” contracts are 30 percent complete and are advancing in line with cost and schedule. Connection to the national electrical grid is on-track for completion in the fourth quarter of 2022, ahead of commissioning activities. Likewise, the tailings storage facility and water storage dam are expected to be completed before plant commissioning and the upcoming wet season, respectively.

In 2022, the key scopes for advancement to protect the project schedule are the processing plant EPC contract and the Mining Contract. The EPC contractor, Lycopodium, will mobilise to site in the first quarter of 2022. Similarly, in the second quarter of 2022, the Mining Contract is scheduled to be awarded and mobilisation is anticipated to commence ahead of mining operations schedule to start in the first quarter of 2023.

Management is working on the optimization of the mine design, strip ratio and scheduling and has identified potential gains that could lead to further improvements in the project cash flows. Continued reported drilling success at Koula depth and Sunbird satellite deposits represent further upside opportunities to the project.

2022 Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfield and Greenfield exploration projects in West Africa and the Americas, building on the success of the exploration programs carried out in 2021.

Brownfields Exploration

Fortuna´s consolidated Brownfields exploration budget for 2022 for its four mines totals US$20 million, which includes 113,000 meters of exploration drilling across all types (reverse circulation, diamond core and air core), and 1,120 meters of underground development.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2022 at the San Jose Mine is US$7.4 million, which includes 26,200 meters of diamond drilling and 1,120 meters of underground development for drilling access, platforms, and services.

Séguéla Project, Côte d’Ivoire

The Brownfields exploration program budget for 2022 at the Séguéla Project is US$7.2 million, which includes 48,000 meters of exploration drilling to grow the emerging Sunbird prospect (refer to Fortuna news release dated December 9, 2021), test for further depth extensions at Koula, Ancien and Antenna, and continued generation and testing of near-mine targets.

Yaramoko Mine, Burkina Faso

The Brownfields exploration program budget for 2022 at the Yaramoko Mine is US$2.7 million, which includes 34,000 meters of exploration drilling, testing several surface geochemistry anomalies generated in 2021, in addition to expanding the 109 Zone and testing strike and depth projections of the 55 Zone.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2022 at the Caylloma Mine is US$1.4 million, with the exploration focus turning to further understanding the region-wide controls on vein development and geometry, and the relationship to the formation of high-grade shoots at Animas, San Cristobal and other mineralized zones.

Lindero Mine, Argentina

The Brownfields exploration program budget for 2022 at the Lindero Mine is US$1.3 million, which includes 4,650 meters of drilling on the Arizaro target located 3.5 kilometers to the southeast of the mine where encouraging results were intersected in the 2021 programs (refer to Fortuna news release dated December 9, 2021).

Greenfields Exploration

Reconnaissance exploration and evaluation of potential new projects will continue to be actively pursued during 2022 across select jurisdictions including Mexico, West Africa, Argentina and select other jurisdictions with a budget of US$8.8 million.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; estimates of production in 2021 that remain subject to verification and adjustment; the Company’s anticipated financial or operational performance in 2022; estimated production forecasts and sales for 2022; estimated cash costs and all-in sustaining cash costs and expenditures for 2022; estimated capital expenditures in 2022; estimated Brownfields and Greenfields expenditures in 2022; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; the assumptions related to the supply of COVID-19 vaccines and the distribution of the vaccines in the countries in which we operate, and the lessening or increase in COVID-19 related restrictions; metal price estimates, estimated metal grades in 2022; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the timing of construction and development of the mine at the Séguéla Project and the capital expenditures related to same; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; capital and operating expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’s business operations and financial condition; the risks associated with the completion of the business combination with Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and/or expand mineral resources; operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects including the construction of the mine at the Séguéla Project; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at each of the Company’s mines remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals and permits will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, including cash costs and all-in sustaining costs. These measures are not standardized financial measures under International Financial Reporting Standards (IFRS), the financial reporting framework used to prepare the financial statements of the Company, and therefore may not be comparable to similar financial measures disclosed by other mining companies. These Non-IFRS Measures include:

Cash Costs. The Company’s method of calculating cash costs may differ from the measures used by other companies with similar descriptions. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The most comparable financial measure to cash costs is cost of sales.

All-in Sustaining Costs. The Company has adopted an AISC performance measure; however this performance measure does not have a standardized meaning. The Company conforms its AISC to that set out in the guidance issued by the World Gold Council. Although the WGC has published a standardized definition, companies may calculate these measures differently. All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of selling gold and silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. AISC also excludes government mining royalty recognized as income tax within the scope of IAS-12. The most comparable financial measure to AISC is a combination of financial measures which include: cost of sales, capital expenditures, general and administrative expenses and royalties.

Readers should refer to the “Non-IFRS Financial Measures” section in the Company’s MD&A for the three and nine months ended September 30, 2021 dated November 10, 2021, which section is incorporated herein by reference, for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS. The Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2021 is available on SEDAR at www.sedar.com.